Exhibit 99.1

Kamada Awarded the Israeli Outstanding Exporter Award for 2017

Company received the award from the Israeli Minister of Economy and Industry for its growing export revenues

For fiscal 2017, Kamada's total revenues were $102.8 Million, an increase of more than 33%
compared to 2016. The company's total revenues for 2018 were $114.5 Million, and the full-
year 2019 total revenue guidance is $125 Million to $130 Million

Rehovot, Israel, March 14, 2019 – Kamada Ltd. (NASDAQ & TASE: KMDA), a plasma-derived protein therapeutics company, today announced that it has been awarded the Israeli Outstanding Exporter Award for 2017 by the Foreign Trade Department of the Israeli Ministry of Economy and Industry. The Company received the award for the continued growth demonstrated in its export revenues.

In 2017, the year for which the Company was granted the award, its total revenues grew by more than 33% compared to the prior year. In 2018, the Company’s total revenues were $ 114.5 million, an increase of 11% compared to 2017, and growth of 49% versus 2016. For 2019, the Company expects total revenue to be in the range of $125 million to $130 million, which would represent another year of double-digit growth.

For years, Kamada has been presenting steady growth in its export sales which are based on the sales of GLASSIA®, the first liquid, ready-to-use, intravenous plasma-derived AAT product approved by the U.S. Food and Drug Administration for the treatment of AAT deficiency distributed in the USA, through Kamada's cooperation with Takeda and in several additional countries. In addition, in 2018, the increase in sales was mainly due to the successful launch and the significant revenues of KedRAB® a rabies immune globulin for Post-Exposure Prophylaxis against rabies infection, distributed in the USA in collaboration with Kedrion.

“We are proud to receive the Israeli Outstanding Exporter Award for 2017 and view it as further recognition of our Company’s continued success.”, said Amir London, Kamada’s Chief Executive Officer. "Kamada’s innovation, focused growth strategy and impactful international collaborations allow the Company to compete successfully with large pharmaceutical companies in the global plasma-derived market. This award is also a testament to our highly-skilled and dedicated employees, as well as the advanced technology utilized in our manufacturing plant at Beit Kama, which position Kamada at the forefront of industrial innovation in Israel. On behalf of everyone at Kamada, I would like to thank the Ministry of Economy and Industry for its recognition of Kamada's achievements”.

The award was presented to Mr. London by the Minister of Economy and Industry, Mr. Eli Cohen, and other members of the Award Committee at a ceremony held yesterday in Tel Aviv.

About Kamada
Kamada Ltd. is focused on plasma-derived protein therapeutics for orphan indications, and has a commercial product portfolio and a late-stage product pipeline. The Company uses its proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce Alpha-1 Antitrypsin (AAT) in a highly-purified, liquid form, as well as other plasma-derived Immune globulins.  AAT is a protein derived from human plasma with known and newly-discovered therapeutic roles given its immunomodulatory, anti-inflammatory, tissue-protective and antimicrobial properties. The Company’s flagship product is GLASSIA®, the first liquid, ready-to-use, intravenous plasma-derived AAT product approved by the U.S. Food and Drug Administration. Kamada markets GLASSIA® in the U.S. through a strategic partnership with Takeda Pharmaceuticals Company Limited and in other counties through local distributors.  Kamada’s second leading product is KamRAB, a rabies immune globulin (Human) for Post-Exposure Prophylaxis against rabies infection. KamRAB is FDA approved and is being marketed in the U.S. under the brand name KEDRAB and through a strategic partnership with Kedrion S.p.A. In addition to GLASSIA and KEDRAB, Kamada has a product line of four other plasma-derived pharmaceutical products administered by injection or infusion, that are marketed through distributors in more than 15 countries, including Israel, Russia, Brazil, India and other countries in Latin America and Asia. Kamada has late-stage products in development, including an inhaled formulation of AAT for the treatment of AAT deficiency, and in addition, its intravenous AAT is in development for other indications, such as GvHD, prevention of lung transplant rejection and type-1 diabetes. Kamada also leverages its expertise and presence in the plasma-derived protein therapeutics market by distributing more than 20 complementary products in Israel that are manufactured by third parties.

Cautionary Note Regarding Forward-Looking Statements
This release includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, such as (without limitation) statements regarding Kamada’s continued revenue growth of our marketed proprietary products, including GLASSIA and KedRAB in the U.S.,  and 2019 revenue guidance, and our optimism relating to the AAT inhalation program. Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, unexpected results of ongoing clinical studies, delays with the studies, additional competition in the markets that Kamada competes, including AAT, regulatory delays, prevailing market conditions, and the impact of general economic, industry or political conditions in the U.S., Israel or otherwise. The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

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CONTACTS:
Chaime Orlev
Chief Financial Officer
IR@kamada.com

Bob Yedid
LifeSci Advisors, LLC
646-597-6989
Bob@LifeSciAdvisors.com